

Mail Stop 4561

August 11, 2016

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
228 Strawbridge Drive, Suite 100
Moorestown, NJ 08057

> **Re: Tabula Rasa HealthCare, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 21, 2016**
> **File No. 333-208857**

Dear Dr. Knowlton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to Our Common Stock and This Offering

If we are unable to implement and maintain effective internal control over financial reporting..., page 40

1.   We note your disclosure regarding the material weakness identified in connection with the audit for the year ended December 31, 2015. Please tell us whether out of period adjustments were made in the fourth quarter of 2015 and the periods to which the adjustments, if any, relate. Describe for us how you determined that the material weakness in your valuation process did not impact the valuations used in the year ended December 31, 2014.

Selected Consolidated Financial Data, page 56

2.   We note your revised disclosures in footnote (1). Please revise to quantify the adjustments to the pro forma numerator and denominator.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Revenue

Service Revenue, page 65

3.   You disclose on page 69 that the decline in service revenue for the three months ended March 31, 2016 was due in part to a reduction in manufacturer fees related to the sale of medical utilization data. You describe recognizing such fees when you receive them due to the unpredictable nature of the payments. Please revise to clarify the meaning of "unpredictable nature" in terms of amount, timing, or both.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: James W. McKenzie, Jr., Esq.
        Morgan, Lewis & Bockius LLP